November 6, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Attention: Robert Arzonetti and Tonya Aldave

Re:	Beneficient Amendment No. 2 to the Registration Statement on Form S-3 Filed October 24, 2024 File No. 333-281694

Ladies and Gentlemen:

On behalf of Beneficient (the “Company”), below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 4, 2024, regarding Amendment No. 2 to the Company’s Registration Statement on Form S-3 on Form S-1 (the “Registration Statement”) filed with the Commission on October 24, 2024. Attached as Appendix A to this letter, the Company has provided for the Staff’s consideration amended disclosures from the Registration Statement that the Company anticipates including in Amendment No. 3 to the Company’s Registration Statement on Form S-3 on Form S-1 (“Amendment No. 3”).

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Registration Statement.

Amendment No. 2 to Form S-3 on Form S-1

Selling Stockholders, page 280

1.

We note your response to prior comment 2. Please revise your disclosure in the selling stockholders table to increase Yorkville’s ownership to 9.99% and include the number of shares corresponding to that percentage in the table. In addition, list Yorkville as a beneficial owner in the beneficial ownership table on page 238 with the same 9.99% ownership. In the alternative, if you continue to believe that the 4.99% is a meaningful limitation of Yorkville’s ability to purchase and hold your securities, please provide us with detailed analysis addressing each of the following:

●	please explain the reason for the 4.99% limitation and point us to the respective section of an agreement between you and Yorkville that establishes this ownership limitation;
●	tell us if you plan to issue shares to Yorkville under both SEPA and pursuant to the debentures conversion during the same period of time;
●	explain why the limitation for the conversion of debentures is also binding on you (for example, in a situation where you issue securities pursuant to SEPA as opposed to the agreement under which you can issue convertible debentures); and
●	tell us if there is any ranking or priority between the 4.99% limitation and the 9.99% limitation in the SEPA and the respective agreements where these limitations are included.

In addition, as it relates to the 4.99% limitation, we note from your response that you have “excluded from the number of shares beneficially owned prior to the offering all of the shares that Yorkville may be required to purchase under the SEPA, because the issuance of such shares is at [your] discretion and is subject to conditions contained in the SEPA.” In this regard, we also note that it appears that you have sold at least 503,827 shares pursuant to the SEPA under a previously effective registration statement and you can issue additional shares to Yorkville as soon as this registration statement becomes effective. Please note that we may have further comments after we review your response.

Response: As discussed with the Staff, the Company has revised its selling stockholders table and beneficial ownership table to update Yorkville’s ownership to 9.99% and is providing such revised disclosures supplementally in Appendix A attached hereto. The Company intends to include such revised disclosures in Amendment No. 3.

* * * * * *

Haynes and Boone, LLP	2801 N. Harwood Street | Suite 2300 | Dallas, TX 75201
T: 214.651.5000 | haynesboone.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

November 6, 2024

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (214) 651-5443.

Very truly yours,

/s/ Matthew L. Fry
Matthew L. Fry, Esq.
Haynes and Boone, LLP

cc:	Brad K. Heppner, Chief Executive Officer
Gregory W. Ezell, Chief Financial Officer
David B. Rost, Esq., General Counsel
Logan Weissler, Esq., Haynes and Boone, LLP
Alexa Cooper, Esq., Haynes and Boone, LLP

APPENDIX A

Selling Stockholder Table

		Number of Shares of Class A Common Stock Beneficially Owned(3)			Maximum Number of Shares of Class A Common Stock Offered	Shares of Class A Common Stock Beneficially Owned After the Offered Shares are Sold(1)(2)		Total Voting Power of Class A and Class B Common Stock
Name of Selling Holders		Number		Percent (1)	Offered	Number	Percent	Percent
YA II PN, Ltd.	(4)	537,330	(5)(6)	9.9%	202,732,065	-	-	-%
Mendoza Ventures Pre-Seed Fund II LP	(6)	125,000		2.5%	125,000	-	-	-%
Interest Solutions, LLC	(7)	14,286		* %	14,286	-	-	-%
Convergency Partners, LLC	(8)	25,751		* %	25,751	-	-	-%
Maxim Partners, LLC	(9)	114,343		2.4%	114,343	-	-	-%
Mendota Financial Company, LLC	(10)	201,482		4.2%	201,482	-	-	-%

*	Indicates less than one percent.

(1)	The percent of beneficial ownership for the Selling Holders is based on (i) 4,841,350 shares of Class A common stock and (ii) 239,257 shares of Class B common stock outstanding.
(2)	Assumes that each Selling Holder (i) will sell all of the shares of Class A common stock and Warrants beneficially owned by it that are covered by this prospectus and (ii) does not acquire beneficial ownership of any additional shares of our Class A common stock.
(3)	Represents shares of Class A common stock, including the shares of Class A common stock that may be issued upon the exercise of the Warrants or other securities convertible into Class A common stock held by the Selling Holder.
(4)	Yorkville is a fund managed by Yorkville Advisors Global, LP (“Yorkville LP”). Yorkville Advisors Global II, LLC (“Yorkville LLC”) is the General Partner of Yorkville LP. Investment decisions for YA II PN, Ltd. are made by Mark Angelo, and Mr. Angelo may therefore be deemed to hold voting and dispositive power with respect to such shares. The business address of YA II PN, Ltd. is 1012 Springfield Avenue, Mountainside, NJ 07092.
(5)	Includes zero shares of Class A common stock directly held by Yorkville as of the date of this prospectus and shares of Class A common stock that are issuable upon exercise or conversion of the Yorkville Warrants and the Convertible Debentures subject to the 4.99% Beneficial Ownership Limitation (as defined below). Under the terms of the Purchase Agreement, following effectiveness of the registration statement of which this prospectus forms a part, Yorkville will have received Yorkville Warrants to purchase an aggregate of up to 1,325,382 shares of Class A common and Convertible Debentures that are convertible into an aggregate of 1,325,382 shares of Class A common stock. As set forth in the preamble to the Yorkville Warrants and Section 4(c)(i) of the Convertible Debentures, as applicable, Yorkville will not have the right to exercise such Yorkville Warrants or convert such Convertible Debentures to the extent that the Warrant Shares or Conversion Shares, when aggregated with all other shares of Class A common stock then beneficially owned by Yorkville and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder), would result in Yorkville and its affiliates beneficially owning more than 4.99% of the outstanding shares of Class A common stock (the “4.99% Beneficial Ownership Limitation”).

(6)	Calculated based upon the maximum percentage of shares of Class A common stock that may be beneficially owned by Yorkville assuming the Company elects to issue an advance notice for the maximum number of shares of Class A common stock permissible under the SEPA. The 9.99% Beneficial Ownership Limitation in Section 2.01(c) of the SEPA prohibits the Company from issuing and selling any shares of Class A common stock to Yorkville to the extent such shares, when aggregated with all other shares of Class A common stock then beneficially owned by Yorkville, would cause Yorkville’s beneficial ownership of our Class A common stock to exceed 9.99%.
(7)	The principal address of Mendoza is 207 Newbury Street, 3rd Floor, Boston, MA 02116. Adrian Mendoza is the managing partner of Mendoza Ventures Pre-Seed Fund II GP, LLC, the General Partner of Mendoza, and may therefore be deemed to hold voting and dispositive power with respect to such shares. Mr. Mendoza disclaims beneficial ownership over any securities owned by Mendoza except to the extent of his pecuniary interest therein.
(8)	The principal address of Interest Solutions is 701 Main Avenue, Norwalk, CT 06851. John Sorensen is the Chief Operating Officer of Interest Solutions and may therefore be deemed to hold voting and dispositive power with respect to such shares. Mr. Sorensen disclaims beneficial ownership over any securities owned by Interest Solutions except to the extent of his pecuniary interest therein.
(9)	The principal address of Convergency Partners is 265 Franklin Street, Suite 1702, Boston, MA 02110. Jeffrey M. Miller is the Managing Partner of Convergency Partners and may therefore be deemed to hold voting and dispositive power with respect to such shares. Mr. Miller disclaims beneficial ownership over any securities owned by Convergency Partners except to the extent of his pecuniary interest therein.
(10)	The principal address of Maxim Partners is 300 Park Avenue, 16th Floor, New York, NY 10022. Maxim Partners is the record and beneficial owner of the securities set forth in the table. MJR Holdings LLC is the managing member of Maxim Partners LLC. Cliff Teller is the Chief Executive Officer of MJR Holdings LLC and, has dispositive power over the securities held by Maxim Partners. Mr. Teller disclaims beneficial ownership over any securities owned by Maxim Partners and MJR Holdings LLC except to the extent of his pecuniary interest therein. The Maxim Shares were issued as transaction-based compensation for the performance of investment banking services rendered to Avalon Acquisition, Inc. in connection with the initial public offering of Avalon Acquisition, Inc.
(11)	The principal address of the Vendor is 2004 Vermillion Drive, Plano, TX 75093. Daniel Adashek is the manager of the Vendor and may therefore be deemed to hold voting and dispositive power with respect to such shares. Mr. Adashek disclaims beneficial ownership over any securities owned by the Vendor except to the extent of his pecuniary interest therein.

Beneficial Ownership Table

	Class B Common Stock			Class A Common Stock
Name of Beneficial Owner(1)	Number of Shares of Class B Common Stock Beneficially Owned(2)		Percentage of Outstanding Class B Common Stock	Number of Shares of Class A Common Stock Beneficially Owned(2)		Percentage of Outstanding Class A Common Stock	Percentage of Total Voting Power of Class A and Class B Common Stock(3)
Named Executive Officers and Directors
Brad K. Heppner	221,494	(4)	92.6%	15,011	(6)	*	30.8%
Derek L. Fletcher	—		—	3,124	(7)	*	*
Peter T. Cangany, Jr.	—		—	175,817	(8)	6.7%	4.5%
Patrick J. Donegan	—		—	—		—	—
Thomas O. Hicks	16,528	(5)	6.9%	101,450	(9)	2.1%	3.7%
James G. Silk(10)	—		—	1,139	(11)	*	*
Bruce W. Schnitzer	1,235		*	11,745	(12)	*	*
All current directors and executive officers of Beneficient as a group (10 individuals)	239,257		100%	522,203		10.8%	40.3%
Other 5% Holders
Hatteras Investment Partners, LP(14)	—		—	583,904		12.1%	8.1%
GWG Wind Down Trust(15)	—		—	348,183		7.2%	4.8%
YA II PN, Ltd.(16)(17)	—		—	537,330	(18)	9.9%	7.4%

*	Indicates, as applicable, (i) less than one percent of total voting power of Class A Common Stock and Class B Common Stock outstanding and (ii) less than one percent ownership of Class A Common Stock and Class B Common Stock.

1)	For purposes of this table, a person or group of persons is deemed to have beneficial ownership of any shares of Common Stock that such person has the right to acquire within 60 days of the Record Date. For purposes of computing the percentage of outstanding shares of Common Stock held by each person or group of persons named above, any shares of Common Stock that such person or persons have the right to acquire within 60 days of the date of the Record Date is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
2)	Class B Common Stock will be convertible at any time by the holder into shares of Class A Common Stock on a one-for-one basis, such that each holder of Class B Common Stock beneficially owns an equivalent number of shares of Class A Common Stock. The number of shares of Class A Common Stock beneficially owned does not give effect to any such conversion of Class B Common Stock.
3)	Percentage of total voting power represents voting power with respect to all shares of our Class A Common Stock and Class B Common Stock, as a single class. Each holder of Class B Common Stock is entitled to 10 votes per share of Class B Common Stock and each holder of Class A Common Stock is entitled to one vote per share of Class A Common Stock on all matters submitted to our stockholders for a vote. The Class A Common Stock and Class B Common Stock vote together as a single class on all matters submitted to a vote of our stockholders, except as may otherwise be required by law and the election of directors by holders of the Class B Common Stock.
4)	Represents shares of Class B Common Stock held by Beneficient Holdings, Inc. Beneficient Holdings, Inc. is an entity held by The Highland Business Holdings Trust of which Mr. Heppner is a beneficiary and a trustee and, in such capacity, has the sole power to vote and direct the disposition of such shares. Therefore, such shares are deemed to be beneficially owned by Mr. Heppner and The Highland Business Holdings Trust.
5)	Represents shares of Class B Common Stock held by Hicks Holdings Operating, LLC. Mr. Hicks is the sole member of Hicks Holdings Operating, LLC, and he has the power to vote and direct the disposition of such shares.
6)	Includes 15,011 shares of Class A Common Stock issuable upon settlement of vested restricted stock units held by Mr. Heppner.
7)	Includes 3,124 shares of Class A Common Stock issuable upon settlement of vested restricted stock units held by Mr. Fletcher.
8)	Includes (i) 50,000 shares of Class A Common Stock held by The Cangany Group, LLC, a limited liability company for which Mr. Cangany serves as a manager and, in such capacity, has the power to vote and direct the disposition of such shares, (ii) 275,000 shares of Class A Common Stock held by Cangany Capital Management, LLC, a limited liability company for which Mr. Cangany serves as a manager and, in such capacity, has the power to vote and direct the disposition of such shares, and (iii) 817 shares of Class A Common Stock issuable upon settlement of vested restricted stock units held by Mr. Cangany.

9)	Includes (i) 50,340 shares of Class A Common Stock, (ii) 50,000 shares of Class A Common Stock held by CFH Ventures, LTD., a limited liability partnership for which Mr. Hicks serves as the managing member of its general partner and, in such capacity, has the power to vote and direct the disposition of such shares, and (iii) 1,110 shares of Class A Common Stock issuable upon settlement of vested restricted stock units held by Mr. Hicks.
10)	Effective May 10, 2024, Mr. Silk resigned from his positions of Director of the Company, Executive Vice President and Chief Legal Officer.
11)	Includes 1,139 shares of Class A Common Stock issuable upon settlement of vested restricted stock units held by Mr. Silk.
12)	Includes (i) 10,293 shares of Class A Common Stock and (ii) 1,452 shares of Class A Common Stock issuable upon settlement of vested restricted stock units held by Mr. Schnitzer.
14)	Based on the information contained in the Schedule 13G/A filed by Hatteras Master Fund, LP with the SEC on February 14, 2024 and other information publicly available. Hatteras Master Fund, LP, Hatteras Evergreen Private Equity Funds, LLC, Hatteras Global Private Equity Partners Institutional, LLC, Hatteras GPEP Fund, LP and Hatteras GPEP Fund II, GP (the “Hatteras Entities”) are the beneficial owners of 583,904 shares of Class A Common Stock. Hatteras Investment Partners, LP is the investment manager of Hatteras Master Fund, LP and, as such, has sole investment discretion and voting authority over these securities and may be deemed to be the beneficial owner of these securities. The principal address of the Hatteras Entities is c/o Hatteras Investment Partners, 8510 Colonnade Center Drive, Suite 150, Raleigh, North Carolina 27615.
15)	Based on the information contained in the Schedule 13G/A filed by the GWG Wind Down Trust (as defined below) with the SEC on October 8, 2024 and other information publicly available. Promptly following the emergence of GWG Holdings Inc. and certain of its affiliates from proceedings under Chapter 11 of Title 11 of the United States Bankruptcy Code in the Bankruptcy Court for the Southern District of Texas, the shares of Class A Common Stock held by GWG, GWG Life USA, LLC and GWG Life, LLC were transferred to the GWG Wind Down Trust, a common law trust created under the laws of the state of Texas (“GWG Wind Down Trust”), in accordance with the terms of the bankruptcy plan of GWG. Elizabeth C. Freeman is the sole trustee of GWG Wind Down Trust with sole voting and dispositive power over the Class A Common Stock held by GWG Wind Down Trust. The principal address of GWG Wind Down Trust is P.O. Box 61209, 700 Smith St., Houston, TX 77208.
16)	Based on the information contained in the Schedule 13G filed by YA II PN, Ltd. with the SEC on July 3, 2023. Yorkville is a fund managed by Yorkville LP. Yorkville LLC is the General Partner of Yorkville LP. Investment decisions for YA II PN, Ltd. are made by Mark Angelo, and Mr. Angelo may therefore be deemed to hold voting and dispositive power with respect to such shares. The business address of YA II PN, Ltd. is 1012 Springfield Avenue, Mountainside, NJ 07092.
17)	Calculated based upon the maximum percentage of shares of Class A common stock that may be beneficially owned by Yorkville assuming the Company elects to issue an advance notice for the maximum number of shares of Class A common stock permissible under the SEPA. The 9.99% Beneficial Ownership Limitation in Section 2.01(c) of the SEPA prohibits the Company from issuing and selling any shares of Class A common stock to Yorkville to the extent such shares, when aggregated with all other shares of Class A common stock then beneficially owned by Yorkville, would cause Yorkville’s beneficial ownership of our Class A common stock to exceed 9.99%.
18)	Includes zero shares of Class A common stock directly held by Yorkville as of the date of this prospectus and shares of Class A common stock that are issuable upon exercise or conversion of the Yorkville Warrants and the Convertible Debentures subject to the 4.99% Beneficial Ownership Limitation. Under the terms of the Purchase Agreement, following effectiveness of the registration statement of which this prospectus forms a part, Yorkville will have received Yorkville Warrants to purchase an aggregate of up to 1,325,382 shares of Class A common and Convertible Debentures that are convertible into an aggregate of 1,325,382 shares of Class A common stock. As set forth in the preamble to the Yorkville Warrants and Section 4(c)(i) of the Convertible Debentures, as applicable, Yorkville will not have the right to exercise such Yorkville Warrants or convert such Convertible Debentures to the extent that the Warrant Shares or Conversion Shares, when aggregated with all other shares of Class A common stock then beneficially owned by Yorkville and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder), would result in Yorkville and its affiliates’ beneficial ownership exceeding the 4.99% Beneficial Ownership Limitation.